SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

May 4, 2026

Commission File Number 000-12033

LM ERICSSON TELEPHONE COMPANY

(Translation of registrant’s name into English)

Torshamnsgatan 21, Kista

SE-164 83, Stockholm, Sweden

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement of LM Ericsson Telephone Company, May 4, 2026 regarding “Share buybacks in Ericsson during the period April 27 – May 1, 2026”

PRESS RELEAS May 4, 2026

Share buybacks in Ericsson during the period April 27 – May 1, 2026

During the period April 27 – May 1, 2026, Telefonaktiebolaget LM Ericsson (publ) (“Ericsson”) (LEI code 549300W9JLPW15XIFM52) repurchased own Class B shares (ISIN: SE0000108656) as follows:

Date	Aggregated daily volume (number of shares)	Weighted average share price per day (SEK)	Total daily transaction value (SEK)
2026-04-27	1,000,000.00	105.14	105,142,500.00
2026-04-28	1,200,000.00	103.95	124,738,920.00
2026-04-29	1,000,000.00	106.31	106,311,900.00
2026-04-30	511,316	108.23	55,341,366.89
2026-05-01	—	—	—

Total	3,711,316	105.50	391,534,686.89

The share repurchases are a part of the share buyback program of up to SEK 15,000,000,000 which Ericsson announced on April 16, 2026, and which runs between April 23, 2026, and March 31, 2027, at the latest. The Board of Directors intends to propose to the 2027 Annual General Meeting that the repurchased shares, other than those used to fulfil Ericsson’s obligations under its share-related incentive programs, are cancelled.

The share buyback program is executed in accordance with the Regulation (EU) No 596/2014 of the European Parliament and of the Council on market abuse (MAR) and the Commission Delegated Regulation (EU) 2016/1052 of 8 March 2016 supplementing MAR (the Safe Harbour Regulation).

All acquisitions have been carried out on Nasdaq Stockholm by Goldman Sachs Bank Europe SE on behalf of Ericsson. A full breakdown of the transactions is attached to this announcement.

Following the repurchases above, Ericsson’s holding of treasury stock amounts to 44,113,592 Class B shares. There are in total 3,371,351,735 shares in Ericsson, 261,755,983 shares of Class A and 3,109,595,752 shares of Class B.

PRESS RELEAS May 4, 2026

NOTES TO EDITORS:

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MORE INFORMATION AT:

Ericsson Newsroom

media.relations@ericsson.com (+46 10 719 69 92)

investor.relations@ericsson.com (+46 10 719 00 00)

FOR FURTHER INFORMATION, PLEASE CONTACT:

Contact person

Investors

Daniel Morris, Vice President, Head of Investor Relations

Phone: +44 7386 657217

E-mail: investor.relations@ericsson.com

Lena Häggblom, Director, Investor Relations

Phone: +46 72 593 27 78

E-mail: lena.haggblom@ericsson.com

Alan Ganson, Director, Investor Relations

Phone: +46 70 267 27 30

E-mail: alan.ganson@ericsson.com

Media

Ralf Bagner, Head of Media Relations

Phone: +46761284789

E-mail: ralf.bagner@ericsson.com

Media Relations

Phone: +46 10 719 69 92

E-mail: media.relations@ericsson.com

ABOUT ERICSSON:

Ericsson’s high-performing, programmable networks provide connectivity for billions of people every day. For 150 years, we’ve been pioneers in creating technology for communication. We offer mobile communication and connectivity solutions for service providers and enterprises. Together with our customers and partners, we make the digital world of tomorrow a reality. www.ericsson.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONAKTIEBOLAGET LM ERICSSON (publ)

By:	/s/ CHRIS HOUGHTON
Chris Houghton
Senior Vice President, Chief Operating Officer

By:	/s/ LARS SANDSTRÖM
Lars Sandström
Senior Vice President, Chief Financial Officer

Date: May 4, 2026